EXHIBIT 3.2
Amendment to the Bylaws of Blue Nile, Inc.
Article VII (Shares of Stock), Section 34 (Form and Execution of Certificates) of the Bylaws of Blue Nile, Inc. (the “Bylaws”) is hereby amended to insert the following sentence immediately before the first sentence of such section as follows (and all other provisions of this section shall remain in full force and effect):
“The shares of the corporation shall be represented by certificates, or shall be uncertificated.”
Article VII (Shares of Stock), Section 36(a) (Transfers) of the Bylaws is hereby amended and restated to read in its entirety as follows:
“(a) Transfers of record of shares of stock of the corporation shall be made only upon its books by the holders thereof, in person or by attorney duly authorized, and, in the case of stock represented by certificate, upon the surrender of a properly endorsed certificate or certificates for a like number of shares.”